Received SEC

MAR 01 2013

Washington, DC 20549

13000429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 1/15/13

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/1/13

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Re: Comcast Corporation
Incoming letter dated January 15, 2013

Dear Mr. Aaronson:

This is in response to your letter dated January 15, 2013 concerning the shareholder proposal submitted to Comcast by Amy Ridenour. We also have received a letter from the proponent dated February 7, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Amy Ridenour
FISMA & OMB Memorandum M-07-16

March 1, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 15, 2013

The proposal requests that the board of directors prepare a report describing the policies and procedures that Comcast uses to avoid the risk and exposure of libel, slander and defamation lawsuits.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(7), as relating to Comcast's ordinary business operations. In this regard, we note that the proposal relates to the policies and procedures that Comcast uses to avoid libel, slander and defamation lawsuits. Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Comcast relies.

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Via Email: shareholderproposals@sec.gov

RECEIVED
2013 FEB -8 PM 5:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Stockholder Proposal of Amy Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam:

I am writing in response to the letter of William H. Aaronson on behalf of Comcast (the "Company") dated January 15, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2013 proxy materials for its 2013 annual shareholder meeting.

RESPONSE TO COMCAST's CLAIMS

The Company makes many material misrepresentations concerning my Proposal in its no-action request. Rather than seeking redress for a personal grievance, the Supporting Statement's discussion of the Company's response to my employer's request for a correction is simply a clear example of past Company action, an action that was cause for the concern regarding the topic of my Proposal. The Proposal, in very clear terms, seeks a report on a finite Company matter – mitigating the risk of libel, slander and defamation lawsuits. The Company admits to possessing policies and procedures to do just that, yet without a rational explanation, it wants to hide that information from its shareholders.

1. The Proposal may not be excluded for furthering a personal interest as the Proposal furthers no personal interest – rather, the Proposal directly relates to a matter of significant shareholder and public interest.

The Company alleges the disclosure of the Company's policies for minimizing the risk of lawsuits, issuing corrective statements and evaluating accuracy in public statements would further my personal interests. Notably, the Company does not describe how I would benefit personally, presumably because I would not so benefit.

While the Company is incorrect that I presently serve as president of the National Center for Public Policy Research, I have served in that position in the past and have been in a leadership position with that think-tank for over thirty years. During that time I have participated in literally hundreds of robust debates on television and thousands more on radio. I have had many hundreds of columns published in newspapers that drew hostile letters, emails and calls. I have been sent emails threatening the lives of my children; had bloggers publish my home address and obscenities spray-painted on our home. Activists once tried to break down our door when I was the only adult at home with three children under the age of 7.

In short, criticism of a wide and varied nature is routine in my job. Yet the Company would have the Staff believe that after 30+ years in this profession, I was so aggrieved by isolated statements by the Company's employee, Rachel Maddow – statements that never once referred to me personally or mentioned my name, and which, being untrue, did not strike a nerve – that I submitted a Proposal to the Company almost eight months later and was motivated to do so by an emotional state.

The Company is simply incorrect in its efforts to guess my motivation. Ms. Maddow's comments, by themselves, were forgettable. What concerned me was the Company's response when it realized that it could be facing a libel suit – the Company not only took no reasonable steps to avoid the lawsuit, but made statements by mail and in a broadcast that could have made such a lawsuit harder to defend, had my employer chosen to sue.

I had previously believed the Company actively sought to prevent exposure to the cost and reputational expense of libel charges and lawsuits. I believed cases of possible libel (*e.g.*, charges that NBC selectively edited a tape of George Zimmerman to make him appear to have a racist motive in the Trayvon Martin case) were largely accidental or caused by the isolated actions of rogue employees, and were always professionally investigated internally by management. But when I saw up close how my employer's request for a correction was handled, I began to doubt that. And because avoiding lawsuits is important to the Company's profitability and reputation, and also – and this is important – because the accuracy of news reporting across the board is vital to decisionmaking in a representative democracy, I filed my Proposal.

I have been a Company shareholder for many years; long before the Company acquired majority control of NBC Universal. I am a Comcast customer at home and, because I requested it, my employer is and remains to this day a Comcast customer. My husband, a fellow Company shareholder, met with a Company executive as recently as January 2013 and discussed ways in which they might work together on unrelated issues of mutual interest. I am not hostile to the Company. Rather, I am concerned.

2. The Proposal may not be excluded as ordinary business since the Company readily admits that it engages in the risk mitigation sought, and the Proposal does not make

affirmative recommendations – rather it just asks for a transparent report about said mitigation.

In the Exchange Act Release No 34-40018 (May 21, 1998), the Commission indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and second, the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company claims that "[t]he Staff has repeatedly recognized that oversight of a company's legal compliance program is a core function of company management, and it has consistently permitted the exclusion of shareholder proposals that relate to companies' regulatory or legal compliance programs on ordinary-business grounds." In its efforts to omit the Proposal, the Company misstates the Commission's position and mischaracterizes the nature of the Proposal.

To support its theory, the Company cites *FedEx Corp.* (July 14, 2009) where the Staff concurred with the exclusion of a proposal that "urge[d] the board to establish an independent committee to prepare a report that discusses the compliance of the company and its contractors with state and federal laws ..." Far from asking the Company to establish a new committee, the Proposal asks Comcast for transparency regarding a specific Company activity – mitigation of risk of a very specific type of lawsuit.

Next, the Company relies on the Staff's decision to concur with exclusion of a proposal where the proponent sought creation of a board oversight committee that was to monitor company compliance with federal, state and local laws. *The AES Corp.* (January 9, 2007). My Proposal only calls for a report describing *what the Company already does* to minimize risk in a very finite area of its business. It does not direct the Company to add any additional layers of bureaucracy, nor does it suggest that the Company adopt any specific plan or policy regarding its risk reduction. Rather, it is a very basic call for transparency, and short-term transparency at that.

Neither *FedEx* nor *AES Corp.* has any precedential bearing on the Proposal.

A more apt case is *Roper Industries, Inc.* (March 29, 2012), in which the Staff did not concur with a no-action request where the Proponent affirmatively asked the board of directors to repeal an "exclusive forum" bylaw. Certainly this is a more searching request of the board regarding a matter of a company's legal oversight than my simple call for transparency.

The Company is engaged in the business of delivering news services. Certainly it has procedures in place "by which the Company minimizes the risk of libel, slander and defamation lawsuits," which is all the Proposal asks for. Indeed, the Company admits as much. Mr. Aaronson wrote that "[r]educing litigation exposure while being fully compliant with applicable laws is part of every public company's efforts." Comcast further admits that the "Company should and does develop policies, procedures and practices that are designed to fulfill its legal obligations." If the Company already has these procedures in place, as it claims, simply writing them out for a report and being transparent with Company shareholders should be a *de minimus* task.

According to Mr. Aaronson, the Company already has procedures and policies in place to reduce the risk of libel, slander and defamation lawsuits. My Proposal only asks for a report to the shareholders describing those policies and procedures. It does not ask the Company to augment, subtract or alter those procedures in any way. It does not ask the Company to put in place an oversight board to make sure Company employees adhere to those policies. Therefore, the Staff should reject the Company's entire Rule 14a-8(i)(7) argument, and allow the Proposal to properly go to the shareholders for a vote.

The Proposal does not seek to micromanage the Company since it makes no suggestion on how the Company should allocate its resources.

Mr. Aaronson would also have the Proposal omitted because he misreads it as affirmatively seeking to direct (micromanage) how, and to where, the Company allocates its resources. To wit, he claims, "[t]he Company's management, not its shareholders, is in the best position to determine how to allocate certain costs and expenses in light of the complex set of business consideration driving these allocations." The Proposal calls for the Company to issue a report concerning one small aspect of litigation risk exposure. As explained above, the Company readily admits it has these procedures; therefore, the task of producing this report should be minimal.

The Proposal does not suggest any new procedures, it does not suggest the Company take any affirmative action or spend any resources other than the very small sum to report these procedures to the Company's shareholders. Since there is no longer a question of whether the Company has these litigation risk mitigation procedures in place – an issue that was cleared up by Mr. Aaronson's assertions – it cannot logically be said that the Proposal seeks to micromanage the Company's business. At this time, it is clear that the Company has some procedures in place, and for some unexplained reason, it is aggressively seeking to hide them from its shareholders.

The Company misstates the Commission's current stance on risk evaluation.

The Company also relies on outmoded Staff decisions in an effort to cast aside the Proposal as an ordinary business matter relating to risk mitigation. Mr. Aaronson states: "The Staff has consistently taken the position that proposals that interfere with a company's internal assessments of risks and liabilities can be excluded." In support of this blanket statement, he sites *Pulte Homes Inc.* (March 1, 2007). In that case, the Staff concurred with the exclusion of a proposal that called for an evaluation of the risk to the company of increased pressure to move towards energy efficiency. However, in 2009 the Commission issued Staff Legal Bulletin No. 14E (the "SLB 14E") that greatly expanded the breadth of risk-related shareholder proposals which it would uphold going forward.

Importantly, the Commission noted: "Based on our experience in reviewing these requests, we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." SLB 14E. The risk related expansion includes proposals that relate to risk and the environment. It is likely that *Pulte Homes Inc,* is one of those "unwarranted exclusions[s]" and would be decided differently today. Therefore, the Company's reliance on that decision bears no value in determining the validity of my Proposal.

The Commission has made it crystal clear that "[t]he fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." Following the Commission's clear stance on proposals that relate to company risk, the Staff should allow the Proposal to proceed.

3. Since the Company readily admits that his has the policies and procedures in place that the Proposal requests, it cannot be said the Proposal is vague.

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B").

The Proposal is straightforward. In point 1, the Proposal asks for a report that discloses "the policies and procedures by which the Company minimizes the risk of libel, slander and defamation lawsuits." Points 2 and 3 would naturally be included in this report as they inquire as to the process for evaluating employee statements that may give rise to this type of legal exposure, and the process for issuing corrective statements, which is a common media practice.

The Company knows full well what this report would look like. As detailed above, the Company readily admits it has the procedures in place that the Proposal discusses. The Company has decided its shareholders are somehow too ignorant to understand such a report or not worthy enough to see it.

In his letter, Mr. Aaronson spends 4.5 pages, dozens of paragraphs and hundreds of words explaining why the Proposal should be rejected before wildly claiming that he simply has no idea what the Proposal is asking for. Mr. Aaronson sells himself short.

Indeed, he described the objective of the Proposal at length (albeit in largely deceptive manner) in arguing why it should be rejected under personal grievance and ordinary business reasons. If his personal confusion was so profound, one wonders how he was even able to come up with his litany of other legal objections to the Proposal. He did not use common legal language that would suggest confusion such as "under the assumption that the Proposal means XX," or "assuming *arguendo* that the Proposal calls for XX" or "even if the Proposal." Rather, he framed the Proposal in such a way to fit his legal posture that the Proposal can be rejected because it relates to a personal grievance and ordinary business. If he was so confused, he could never have made those arguments.

Since the Company's Rule 14a-8(i)(3) arguments defy logic, and the Company clearly understands the Proposal, the Staff should allow the Proposal to be voted on by the Company's shareholders.

4. The Company's request in a footnote that it be permitted to exclude from my Proposal two statements that it claims are false should not be granted because the statements are not false.

In footnote 3 on page six of the Company's letter, the Company requests that it be permitted to exclude from the Proposal two statements from my supporting statement: a) "that Ms. Maddow's accusation of the Proponent's employer was false," and b) that "Mr. Griffin's claim that MSNBC had reported that the Proponent's employer had denied wrongdoing was false."

In writing this footnote, Mr. Aaronson forces me to address the factual matters of the case. I will do so as briefly as possible.

Ms. Maddow's statements that the proponent's employer sought to influence Members of Congress with gifts was false.

As Mr. Aaronson writes on page 2, on April 23, 2012 Ms. Maddow claimed my employer, the National Center for Public Policy Research, "repeatedly 'funnel[ed] cash and perks ... to Members of Congress' for the purpose of affecting legislation." The phrase "bribe[d] Members of Congress" was also used by Ms. Maddow. My employer did not bribe or attempt to bribe Members of Congress, has never been charged for doing so and none of its staff have ever being charged with doing so nor have they claimed to have done so.

Mr. Aaronson provides no evidence that Ms. Maddow's claims were correct. Ms. Maddow fell far short as well, although she did make some insinuations for evaluation.

On her April 23 broadcast Ms. Maddow referred to a 2002 golf trip to Scotland taken by then-Rep. Bob Ney (R-OH).

Ms. Maddow reported, "When Congressman Bob Ney got home from that golf trip, he said the whole thing had been paid for by a group called the National Center for Public Policy. That group denied paying for the Scotland trip at that time."

What Ms. Maddow left out, but which was known to MSNBC as it reported on these events contemporaneously, was that on September 13, 2006, Rep. Ney was indicted by the U.S. Department of Justice for, in part, falsely filling out a U.S. House of Representatives travel disclosure form by falsely claiming the National Center for Public Policy Research paid for this trip to Scotland. (In support of this statement, I am attaching, as Exhibit A, a copy of the U.S. Department of Justice's Sentencing Memorandum for Robert W. Ney as presented to the U.S. District Court for the District of Columbia. See page 9.) Mr. Ney pleaded guilty to these and other charges and served 17 months in federal prison.

Ms. Maddow also reported, with some significant errors in the details, that my employer sponsored two trips for then-Rep. Tom DeLay (R-TX), which it did, quite legally, in 1997 and 2000. Ms. Maddow provided no evidence that the trips were bribes or were designed to affect legislation before Congress, which they were not. Notably, but not mentioned by Ms. Maddow: the Congressman was publicly cleared of *any* wrongdoing in the matter by the U.S. Department of Justice in 2010. (See Exhibit B, *Politico*, "DeLay Knew This Day Would Come," August 16, 2010.)

Mr. Griffin's statement that MSNBC "reported that the National Center had denied any inappropriate role" was false.

Mr. Aaronson also asserted I incorrectly claimed in my supporting statement that Mr. Griffin [President of MSNBC] was wrong to say MSNBC had "reported that the National Center had denied any inappropriate role." Unsurprisingly, Mr. Aaronson did not provide a transcript or other documentation demonstrating that MSNBC reported this. He could not do so because it didn't happen.

At no time in the two broadcasts in which Ms. Maddow stated outright and implied that the National Center committed bribery did MSNBC report that the National Center for Public Policy Research denied "any appropriate role." The closest Ms. Maddow comes to this is saying in April 2012 that the National Center denied paying for Rep. Ney's travel – hardly equal to denying "any inappropriate role" in alleged nefarious activities involving multiple unidentified Members of Congress.

Furthermore, on August 6, 2012, Ms. Maddow insinuated that the National Center for Public Policy Research "had acknowledged" participating in scandalous activities. This insinuation of an admission of guilt (which never happened) is quite the opposite of Mr. Griffin's claim that MSNBC had "reported that the National Center had denied any inappropriate role."

Unlike Mr. Aaronson, I am supplying printouts of MSNBC's transcripts for Ms. Maddow's relevant broadcasts for your review, if desired. They are in Exhibits C and D.

In short, as the Company's request that portions of my supporting statement be excluded because they are false contain no evidence that the statements are false, and the statements were not false, I request that the statements not be excluded for being false.

CONCLUSION

The Proposal is a very simple call for transparency about a finite Company operation – reducing the risk of libel, slander and defamation lawsuits. The Supporting Statement discusses the Company's reaction to my employer's request for a correction as *an example* of Company action that is of concern to all shareholders. The Proposal does not seek to micromanage the Company and does not direct the Company to take any affirmative action regarding its policies. It simply asks for a report on an activity the Company admits it performs. Since the Company admits that these procedures are in place, and does not make the unlikely claim that they are proprietary, it is certainly odd that the Company is going to great lengths to shield them from the light of day.

Based upon the forgoing analysis, I respectfully request that the Staff reject Comcast's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to Comcast by FedEx. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at & OMB Memorandum M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

cc: William H. Aaronson, Davis Polk
Arthur R. Block, Comcast Corporation

EXHIBIT A

U.S. Department of Justice's Sentencing Memorandum for Robert W. Ney as presented to the U.S. District Court for the District of Columbia

(Relevant material is on pp 9)

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

UNITED STATES OF AMERICA	:	**06cr272 (ESH)**
	:	
	:	
	:	
v.	:	
	:	
ROBERT W. NEY,	:	
	:	
Defendant.	:	

UNITED STATES' SENTENCING MEMORANDUM

By plea agreement dated September 13, 2006, the parties jointly recommended to the Court all U.S. Sentencing Guidelines calculations save one: the amount of adjustment Defendant Ney should receive for his aggravated role in the offense pursuant to §3B1.1 of the Guidelines. To be clear, both parties agreed in paragraph 8(a) of the plea agreement that Defendant Ney should receive an adjustment for an aggravating role. The parties differed only as to the amount. The government agreed to recommend a three-level adjustment and the defendant agreed to only a two-level adjustment. In her draft Presentence Investigation Report, the Probation Officer has recommended the three-level adjustment sought by the United States. Accordingly, the United States submits this memorandum to address the law and the facts supporting application of a three-level role adjustment pursuant to the Sentencing Guidelines.[1]

[1]If the Court requests, the United States will submit prior to the sentencing hearing additional emails and documents that support the factual proffers made in this memorandum.

I. BACKGROUND

On October 13, 2006, Defendant Ney pled guilty to a two-count Information charging him with a multi-object conspiracy in which he served as the central figure in several illicit schemes. Relevant to this memorandum are Defendant Ney's admissions that he conspired with Jack Abramoff, his lobbyists, and a foreign businessman, by corruptly soliciting and accepting things of value from these men in return for agreeing to take and taking various official actions.

Section 3B1.1 of the Sentencing Guidelines provides that a defendant will receive an upward adjustment if he played an aggravating role in an offense. The application of this adjustment requires a district court to make two findings: (1) a status determination, namely that the defendant exercised some control over another criminal participant, and (2) a scope determination, namely that the defendant participated in criminal activity that met either the numerosity or the extensiveness benchmarks established by the Guidelines. United States v. Tejada-Beltran, 50 F.3d 105, 111 (1st Cir. 1995). In criminal activity involving five or more participants, a defendant exercising control over another criminal participant will be given either a four-level adjustment for acting as a leader/organizer or a three-level adjustment for acting as a manager/supervisor. U.S.S.G. §§3B1.1(a), (b) (2003). A defendant exercising control over another criminal participant in criminal activity involving less than five participants and not otherwise extensive will receive only a two-level adjustment. Id. at §3B1.1(c).

Counsel for the government and the defendant have discussed the role adjustment and narrowed the scope of the parties' disagreement to a single issue, namely the number of criminal participants in Defendant Ney's criminal activity. The defendant agrees that the status determination has been met. In other words, the defendant agrees that he functioned as a manager/supervisor over one other criminal participant, Neil Volz, and that the law requires that only one participant be managed/supervised. Defendant Ney disputes only the second finding necessary for a role adjustment, specifically whether the scope of the criminal activity to which he pled guilty involved five or more participants or was otherwise extensive. This memorandum, therefore, focuses on the law and facts supporting the numerosity and extensiveness finding.

II. LAW GOVERNING NUMEROSITY FINDING

As with other adjustments under the Guidelines, the government need only establish by a preponderance of the evidence that the requirements for a role adjustment have been met. United States v. Graham, 162 F.3d 1180, 1182 (D.C. Cir. 1998).

The only issue now before the Court when selecting between the three-level adjustment sought by the government and two-level adjustment sought by the defendant is the number of participants involved in the criminal activity. If the activity involved five or more participants or was otherwise extensive in its scope, planning, or preparation, then the Guidelines mandate a three-level adjustment. To be clear, the Sentencing Guidelines do not allow the imposition of a two-level adjustment when the number of criminal participants equals or exceeds five. See United States v. Kirkeby, 11 F.3d 777, 778-779 (8th Cir. 1993) (concluding that five or more participants is extensive "as a matter of law"); see also U.S.S.G. §3B1.1, cmt. (discussing that the difference between the two-level adjustment on one hand and the three and four-level adjustments on the other is the "number of participants in the offense").

As the defendant concedes, in determining whether to apply a two-level or three-level adjustment, it is immaterial whether the defendant himself acted as a manager/supervisor of less than five participants. So long as the defendant acted as a manager/supervisor of at least one other participant, and the criminal activity involved five or more participants, then a three-level adjustment is mandated by the Guidelines. See U.S.S.G. §3B1.1, app. note 2 ("to qualify for an adjustment ... the defendant must have been the ... manager []or supervisor of one or more other participants") (emphasis added); see also United States v. Hardamon, 188 F.3d 843, 851-52 (7th Cir. 1999) (holding that the defendant need supervise only one other participant in a criminal activity with five participants in order to trigger application of the three or four level adjustment); United States v. Cruz Camacho, 137 F.3d 1220, 1224 (10th Cir. 1998) (same); United States v. Smith, 49 F.3d 362, 367 (8th Cir. 1995) (same); United States v. Dota, 33 F.3d 1179, 1189 (9th Cir. 1994) (same).[2]

Similarly, it does not matter whether the defendant knew that the criminal activity involved five or more participants, so long as it in fact did. The three-level adjustment in §3B1.1 does not require that the defendant knew of the other participants, so long as he exercised control over at least one. United States v. Dota, 33 F.3d at 1189. Indeed, the adjustment does not even appear to require that the involvement of at least five participants was foreseeable to the defendant.[3] Id.

---

[2]In 1993, the Sentencing Commission added application note 2 to §3B1.1, clarifying that a defendant need only supervise one other participant in order to qualify for a role adjustment. That clarification resolved a circuit split existing in older cases about whether a defendant need exercise control over more than one other criminal participant in order to qualify for a role adjustment. See United States v. Cruz Camacho, 137 F.3d 1220, 1224 n. 3 (10th Cir. 1998) (finding that the then-new application note two overturned circuit precedent and was binding on federal courts' interpretation of the Guidelines).

[3]In this case, it seems clear both that Ney knew of the participation of the other participants and that their participation was reasonably foreseeable to him.

A "participant" in criminal activity is someone "who is criminally responsible for the commission of the offense, but need not have been convicted." U.S.S.G. §3B1.1, App. Note 1. Unindicted coconspirators and acquitted codefendants are routinely labeled as participants for purposes of a role adjustment. See, e.g., United States v. Dota, 33 F.3d at 1189 (affirming application of a role adjustment when one of the participants was acquitted of all charges by the jury).

III. FACTS MANDATING A FINDING THAT THE CRIMINAL ACTIVITY INVOLVED FIVE OR MORE PARTICIPANTS

Defendant Ney's plea documents show that the criminal activity to which Ney pled guilty involved five or more participants. The defendant pled guilty to a conspiracy to violate federal criminal laws, including by conspiring to deprive the public of the honest services of Defendant Ney and members of his staff. (Fact. Basis, Doc. No. 5 ¶8). All told, the criminal activity to which Defendant Ney pled guilty involved at least the following eight participants:

1. Defendant Ney;
2. Lobbyist Jack Abramoff (Fact. Basis, Doc. No. 5 ¶8);
3. Ney's former chief of staff Neil Volz (id.)
4. Lobbyist Michael Scanlon (id.);
5. Lobbyist Tony Rudy (id.);
6. A foreign businessman identified in the plea documents as the "Foreign Businessman" (id.);
7. Ney's most recent chief of staff, identified in the plea documents as "Staffer C" (id. ¶3); and
8. An unidentified staff member who traveled with Ney to gamble with the Foreign Businessman's money on two occasions in London in 2003 (id. ¶11).

The eight individuals listed above were criminal participants, to varying degrees, in the honest services fraud perpetrated by the defendant. Counsel for Defendant Ney concede only that three of those listed above were participants in Ney's criminal activity, specifically the defendant himself, Abramoff, and Volz (who was also supervised by Ney). Nonetheless, in his factual basis, the defendant identified three others – Scanlon, Rudy, and the Foreign Businessman – as those from whom he had "corruptly solicited and accepted a stream of things of value." (Fact. Basis, Doc. No. 5 ¶8). What follows is a discussion of some of the evidence establishing by more than a preponderance of the evidence that those three as well as the remaining two – Staffer C and the unidentified staffer who gambled in London – also qualify as participants in the defendant's criminal activity.[4]

A. Scanlon's Participation in Congressional Record Statements

Scanlon has pled guilty to conspiring with Defendant Ney to defraud the public of the defendant's honest services. United States v. Scanlon, 05cr411 (D.D.C.). As Scanlon admitted in his own guilty plea, he repeatedly offered and gave things of value to Defendant Ney and his staff in return for the defendant's agreement to take official actions. United States v. Scanlon, 05cr411, Doc. No. 7, ¶¶4 and 5 (referring to Defendant Ney as "Representative #1"). One small part of Scanlon's role in the defendant's honest services fraud scheme is specifically mentioned

[4]In their objections to the draft Presentence Investigation Report, Counsel for Defendant Ney observe that the Clerk's office failed to give them notice that their client's case had been designated in the Clerk's office records as a matter related to the cases of Abramoff, Rudy, Scanlon, and Volz. It appears that the Clerk's designation of relatedness is a ministerial matter designed to ensure that a single judge is assigned all cases arising from a common event or transaction. See Rule LcrR 57.12 (discussing assignment of related cases to the same judge). Whatever the purpose of this rule, the Clerk's failure to comply with the notice provisions in the rule should have no bearing on this Court's determination of who else participated in Defendant Ney's offenses.

in Ney's plea papers, namely the defendant's agreement to insert two statements into the Congressional Record at Scanlon's request. (Fact. Basis, Doc. No. 5 ¶10b).

In the fall of 2000, Abramoff and his business partner Adam Kidan had just purchased a boat-based casino business in southern Florida. Previously, during Abramoff's quest to purchase the business, Abramoff had prevailed upon Defendant Ney to insert a statement into the Congressional Record criticizing the former owner in an effort to soften the negotiating position of that owner and secure a better deal. In the fall of 2000, however, Abramoff and Kidan wanted a second statement, this time praising Kidan as the new manager of the business. Scanlon's contemporaneous emails corroborate his plea agreement that, during an October 23, 2000, phone conversation with defendant Ney and his then chief of staff Volz, Scanlon offered them a $10,000 contribution to the National Republican Campaign Committee ("NRCC") in return for the defendant's agreement to insert the second statement into the Congressional Record. (Ex. 1 – October 23, 2000, emails between Abramoff and Scanlon). On October 26, 2000, the defendant inserted the statement requested by Scanlon. (Ex. 2 – October 26, 2000, Congressional Record extension of remarks). On approximately November 1, 2000, the business owned in part by Abramoff gave Ney a $10,000 check for the NRCC. As Scanlon admitted in his plea agreement, the $10,000 check was given in exchange for Ney's agreement to insert the October 26 Congressional Record statement. United States v. Scanlon, 05cr411, Doc. No. 7, ¶¶4d and 5c.

Similar email evidence confirms Scanlon's involvement in other aspects of Defendant Ney's honest services fraud scheme, including that Scanlon played a role in Defendant Ney's bid to insert legislation on behalf of a native American Tribal client from Texas ("Texas Tribe #1").

Such evidence establishes by a clear preponderance that Scanlon was a participant in Defendant Ney's honest services fraud scheme.

B. Rudy's Participation in Legislative Amendments for Texas Tribe #1

Similar to Scanlon, Rudy has pled guilty to conspiring with Defendant Ney to defraud the public of the defendant's honest services. United States v. Rudy, 06cr082 (D.D.C.) (referring to Defendant Ney as "Representative #1"). As Rudy admitted in his own guilty plea, he offered and gave things of value to Defendant Ney and his staff in return for the defendant's agreement to take official actions. United States v. Rudy, 06cr082, Doc. No. 5, ¶¶8 and 13. Indeed, Rudy and Abramoff worked together to secure the defendant's agreement to insert legislative language on behalf of Abramoff's lobbying client, Texas Tribe #1, which action Defendant Ney agreed to take in his capacity as the House Conference Committee co-chair for the legislation which became the Help America Vote Act (the "HAVA"). Rudy later offered the defendant the golf trip to Scotland, which was paid for in part by money raised by Texas Tribe #1.

Specifically, on March 20, 2002, Rudy and Abramoff met with Defendant Ney and Staffer C to discuss Texas Tribe #1. As the defendant admitted in his plea agreement, at that meeting he agreed to insert "an amendment to lift an existing federal ban against commercial gaming by a Texas Native American tribal client of Abramoff," which is referred to in the plea papers as "Texas Tribe #1." (Fact. Basis, Doc. No. 5 ¶10a). The following day, Rudy emailed Staffer C asking for the name of Defendant Ney's leadership political action committee ("PAC") and whether that committee could accept soft money.[5] On March 26, 2002, Rudy emailed

[5]Prior to the November 6, 2002, effective date of the Bipartisan Campaign Reform Act of 2002 ("BCRA"), there was no limit on the amount of money a PAC could receive so long as the money was to be put to a mixed purpose and not designated solely for use in federal campaigns.

Abramoff the name and address of the defendant's PAC, directing that Texas Tribe #1 make contributions to the PAC and the defendant's campaign committee totaling $32,000, including $25,000 in unregulated soft money to the defendant's PAC, the $5,000 maximum contribution in hard money to the defendant's PAC, and the $2,000 maximum contribution to the defendant's election committee.

Subsequent to securing Defendant Ney's agreement to insert gaming legislation, but before the defendant had attempted to insert the legislation into the HAVA, Rudy offered Defendant Ney the single most expensive thing of value given by Abramoff and his coconspirator lobbyists to the defendant: the 2002 Scotland golf trip. (Fact. Basis, Doc. No. 5 ¶9a (trip costs for Defendant Ney and seven others exceeded $160,000)).

Defendant Ney admitted that he falsified the travel disclosure form required by the Rules of the House of Representatives for this trip by "substantially under report[ing] the costs paid by Abramoff and his clients and mischaracteriz[ing] the purpose of the trip." (Fact. Basis, Doc. No. 5 ¶12a). Indeed, the travel disclosure form falsely reported that the Scotland trip was sponsored by the "National Center for Public Policy," and it under-reported the cost of the trip, omitted any costs incurred by golfing, and misrepresented that the purpose of the trip was to meet with Scottish Parliamentarians. (Ex. 3 – defendant's September 9, 2002, travel disclosure form).

Money designated for a mixed purpose, such as generic party advertising intended to influence both state and federal elections, was referred to as "soft money." McConnell v. FEC, 540 U.S. 93, 122-123 (2003). There also was no requirement to report soft money donations to the FEC. "Hard money" was the colloquial description for money intended solely for use in a federal campaign, and a person could donate a maximum of $5,000 in "hard money" to a PAC in any calendar year. 2 U.S.C. § 441a(1)(C) (2002).

These and other facts establish by well more than a preponderance that Rudy was a participant in Ney's honest services fraud scheme.

C. Foreign Businessman's Participation in Defendant's London Gambling Trips

In his plea agreement, Defendant Ney admitted soliciting and accepting from the Foreign Businessman, on two occasions, "thousands of dollars worth of gambling chips for use at various private casinos" in London. (Fact. Basis, Doc. No. 5 ¶¶13c and g). Ney admitted that he "never returned any of the free chips to the Foreign Businessman and never shared with the Foreign Businessman any" of the more than $50,000 that Defendant Ney pocketed as a result. (Id.). Ney also admitted that, after receiving the first payment of gambling chips in February 2003, he twice contacted the State Department to make inquiries on behalf of the Foreign Businessman. (Id. ¶¶13d and e). Defendant Ney chose to repay the Foreign Businessman not with the money he won but with another type of currency – his official actions. The defendant's admissions, combined with corroborating bank and casino records and common sense, establish beyond a mere preponderance that the Foreign Businessman was a knowing participant in Defendant Ney's honest services fraud scheme. The fact that Defendant Ney did not directly involve the Foreign Businessman in his concealment of these payments does not exculpate the Foreign Businessman.

D. Staffer C's Participation in Defendant's Honest Services Fraud Scheme

Staffer C succeeded Volz as Defendant Ney's chief of staff, serving from February 2002 until July 2006. In that position, Staffer C enjoyed and coordinated the receipt of many of the things of value offered and given to Defendant Ney by Abramoff, his lobbyists, and the Foreign Businessman, including the trips to Scotland, Lake George, and New Orleans. In return, Staffer

C aided and assisted Defendant Ney with many of the official acts Defendant Ney corruptly provided in return. Staffer C's role in the corrupt relationship is well illustrated by his role in the defendant's May 2003 trip to gamble and vacation in New Orleans (Fact. Basis, Doc. No. 5 ¶ 9a), the defendant's second trip to gamble with the Foreign Businessman in London in August 2003 (id. ¶11g), and the defendant's efforts on behalf of Abramoff's Russian clients (see generally id. ¶10d (discussing in general terms the defendant's contacts with Executive Branch agencies on behalf of Abramoff and his lobbyists)). Staffer C also crafted with Defendant Ney some of the misleading disclosure reports the defendant filed with the House of Representatives.

In May 2003, Defendant Ney, Staffer C, Volz, and one other traveled to New Orleans for three nights at Abramoff and his clients' expense. Staffer C scheduled the trip to provide a vacation for Defendant Ney. As the defendant admitted, the trip was to gamble and vacation, and it cost approximately $7,200. (Fact. Basis, Doc. No. 5 ¶9a).

In addition, as further proof of Staffer C's participation in Ney's scheme, in late summer 2003, Defendant Ney traveled to Russia as part of a Congressional Delegation. On July 28, 2003, shortly before the trip, Staffer C emailed a lobbyist working with Abramoff and asked whether there was "anything we can do" while in Russia on behalf of a client identified in Ney's plea documents as a "foreign beverage distiller." (Ex. 4 – July 28, 2003, email from Staffer C to lobbyist). A day later, Volz emailed Abramoff that Staffer C and Defendant Ney would instead meet with two of Abramoff's Russian clients during the trip at the request of Abramoff and his lobbyists. As later emails make clear, Defendant Ney and Staffer C took steps to help Abramoff's Russian clients, including by contacting the American consulate in Moscow in order to speed the travel visa application of a family member of one of Abramoff's Russian clients.

(Ex. 5 – August 1, 2003, email from Volz to Abramoff and another lobbyist recounting the defendant's description of action he took to get a passport out of the American consulate). Staffer C and Defendant Ney took these steps after having been promised and shortly before enjoying a vacation in Lake George, New York, in August 2003, with trip costs exceeding $3,500 paid by Volz and another lobbyist. (Fact. Basis, Doc. No. 5 ¶9a).

Finally, in his factual basis, the defendant admitted that Staffer C accepted things of value as part of Ney's honest services fraud, including thousands of dollars worth of gambling chips during the August 2003 trip to gamble with the Foreign Businessman in London, which was discussed above. (Fact. Basis, Doc. No. 5 ¶11(g)).

These and other incidents illustrate Staffer C's knowing participation in the defendant's criminal activity.

E. Unidentified Staffer's Participation in Defendant's London Gambling Trips

As Defendant Ney admitted in his plea agreement, another unidentified staff member accompanied the defendant on both his February 2003 and August 2003 trips to London. (Fact. Basis, Doc. No. 5 ¶11). Like the defendant, on both occasions this unidentified staffer accepted thousands of dollars worth of gambling chips from the Foreign Businessman. On the return to the United States from the August 2003 gambling trip, this unidentified staffer agreed to carry approximately $5,000 worth of British pounds through a U.S. Customs Service checkpoint so that the defendant could carry and report a lower dollar amount. (Id.). Defendant Ney explained that the $32,000 he reported on required U.S. Customs Service forms did not include the approximately $5,000 worth of British pounds that he had given to this unidentified staffer. (Id.). This evidence alone establishes beyond a preponderance that this unidentified staffer was a knowing participant in the defendant's scheme, including his efforts to conceal their receipt of the things of value from the Foreign Businessman.

IV. LAW AND FACTS ESTABLISHING THAT SCHEME WAS "OTHERWISE EXTENSIVE"

On the facts in this case, the Court could apply the three-level adjustment to Defendant Ney using a wholly separate scope finding, namely that the criminal activity was "otherwise extensive" as that phrase has been defined in the Guidelines and case law. United States v. Wilson, 240 F.3d 39 (D.C. Cir. 2001). The test in this Circuit is whether the number of knowing and unknowing participants totals at least five combined with an analysis of the role, performance, and number of unknowing participants. United States v. Wilson, 240 F.3d at 47 (citing with approval United States v. Carrozella, 105 F.3d 796, 802 (2d Cir. 1997)). Specifically, the following criteria are relevant:

> (1) the number of unknowing participants; (2) the number of unknowing participants whose activities were organized by or led by the defendant with specific criminal intent [as opposed to mere service providers]; and (3) the extent to which the services of the unknowing participants were peculiar and necessary to the criminal scheme [rather than fungible with others generally available to the public].

Id. at 51 (brackets in original).

In Wilson, the case involved a scheme by the defendant and one complicit bank employee to fraudulently obtain credit cards, ATM cards, and check cards issued in the names of other people. Further, the conduct was limited to a few banks and lasted only short periods of time, in part because one of the banks detected the fraud. The Court held that the scheme was not "otherwise extensive" because there was only one criminal participant in addition to the defendant and, although there were more than five persons involved, the innocent bank employees who opened accounts and changed addresses for the defendant were not organized or led by the defendant but were only following routine bank procedures.

By contrast here, even the defendant concedes there are three criminal participants. Further, his plea agreement establishes that at least five others were involved, including Staffer C and the other unidentified staffer who traveled to London in February and August 2003 to gamble. The conduct of Staffer C, the other unidentified staffer, and countless other staff members in Defendant Ney's former offices were peculiar and necessary to the success of Defendant Ney's scheme. Many of these staff members assisted Defendant Ney in attempting to insert non-germane language into the HAVA at his direction during its consideration by the Conference Committee, inserting statements into the Congressional Record, meeting with Abramoff and his clients on a variety of issues, and communicating with Abramoff and his clients, none of whom were from or connected in any way with Ohio. Moreover, Defendant Ney accepted thousands of dollars worth of benefits in a scheme that spanned two continents, lasted almost four and one-half years, implicated numerous separate transactions, and involved numerous acts of deceipt and concealment, including false forms filed by members of Defendant Ney's staff over several reporting periods. Thus, while there is clear evidence beyond a preponderance to establish that Defendant Ney's sentence should be enhanced by three levels for his role in a scheme involving at least five criminal participants, there is also sufficient evidence for an independent application of that adjustment based on a finding that the criminal activity in which Defendant Ney participated was "otherwise extensive."

V. CONCLUSION

For the foregoing reasons, the United States submits that Defendant Ney's criminal activity involved five or more participants and, as such, is subject to the three-level adjustment mandated by the Guidelines. Focusing only on the aspect of Abramoff's criminal conduct in which Defendant Ney directly participated as well as the defendant's relationship with the Foreign Businessman (in which Abramoff played no direct part), the evidence of at least eight criminal participants is overwhelming. The defendant concedes that there were three participants: himself, Abramoff, and Volz. Two additional participants – Scanlon and Rudy – have pled guilty to conspiring with Defendant Ney and their guilty pleas are corroborated by documents and emails. Those two alone would bring the total number of participants to five with the addition of the three individuals who the defendant agrees participated in the scheme.

Two more participants – Staffer C and the unidentified staff member – were supervised/managed by the defendant. The final participant – the Foreign Businessman – paid the defendant for official action. Moreover, the scheme in which Defendant Ney participated was "otherwise extensive." In short, the facts readily support application of the three-level role adjustment to Defendant Ney. The government stands ready to provide additional supporting emails and documents in advance of the sentencing hearing if the Court requests.

EDWARD C. NUCCI
Acting Chief, Public Integrity Section

STEVEN A. TYRRELL
Acting Chief, Fraud Section

/s/ (M. Kendall Day)
Mary K. Butler
James A. Crowell IV
M. Kendall Day
Trial Attorneys
Criminal Division
U.S. Department of Justice

CERTIFICATE OF SERVICE

I certify that on this 3rd Day of January, 2007, a copy of the foregoing memorandum was delivered to William Lawler, wlawler@velaw.com, Counsel for Defendant Ney, via the CM/ECF electronic mail system.

(M. Kendall Day)
M. Kendall Day
Trial Attorney

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Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 15, 2013

Re: Shareholder Proposal Submitted to Comcast Corporation

Please find the enclosed letter which was submitted today to the Office of the Chief Counsel at the Division of Corporate Finance on behalf of Comcast Corporation.

Thank you.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 15, 2013

Re: ***Shareholder Proposal Submitted by Amy Ridenour***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (collectively, the "**2013 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Amy Ridenour (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2013 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponents to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents informing them of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 5, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which as submitted by the Proponent is attached hereto as Exhibit A, requests that:

> the Board of Directors prepare a report describing the policies and procedures that the Company uses to avoid the risk and exposure of libel, slander and defamation lawsuits. The report, prepared at a reasonable cost and omitting proprietary information, should be published by December 2013.

The Company believes the Proposal is excludable from the 2013 Proxy Materials on various grounds. First of all, the Company believes the Proposal relates to a personal grievance against the Company and, consequently, may be excluded pursuant to Rule 14a-8(i)(4). Alternatively, the Company believes the Proposal relates to the Company's ordinary business operations and may be excluded pursuant to Rule 14a-8(i)(7). Finally, the Company believes that the Proposal is vague and indefinite and, therefore, inherently misleading and may be excluded pursuant to Rule 14a-8(i)(3).

Comcast respectfully requests that the Staff concur with its view that the Proposal may be properly excluded from the 2013 Proxy Materials.

Grounds for Omission

I. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal is related to a personal grievance against the Company.

Rule 14a-8(i)(4) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the Proponent, or to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that this provision is intended to prevent abuse of the shareholder proposal process by excluding proposals seeking personal interests that are not necessarily in the common interest of the shareholders in general. See Exchange Act Release No. 34-20091 (Aug. 16, 1983). In the same release, the Commission also noted that a proposal may be excluded even if drafted in a manner that might relate to matters of general interest to all shareholders, if the facts demonstrate that the proponent is using the proposal to further a personal interest. Finally, the Commission has previously explained that the time and cost involved in dealing with proposals seeking to achieve a personal interest "do a disservice to the issuer and its security issuers at large." See Exchange Act Release 34-19135 (Oct. 14, 1982).

Comcast believes the Proposal's supporting statement plainly reflects that the Proponent is aggrieved regarding certain comments made by one of the Company's television personalities about the Proponent's employer. The Proponent is the president of the National Center for Public Policy Research (the "NCPPR"), a self-described conservative think tank and policy institute. The Proposal stems from comments made by MSNBC host Rachel Maddow about the NCPPR in a broadcast on April 24, 2012. Maddow claimed the NCPPR had repeatedly "funnel[ed] cash and perks ... to Members of Congress" for the purpose of affecting legislation. At the Company's 2012 annual meeting, an attorney for the NCPPR "demanded an on-air correction and apology for defamatory claims by MSNBC's Rachel Maddow."[1] After failing to receive an apology, the Proponent now wishes to address her grievance, at the expense of the

[1] http://newsbusters.org/category/people/amy-ridenour

Company and its shareholders, through the shareholder proposal process. The Proponent claims that she "has no personal stake in the adoption of the [P]roposal beyond that shared in common with all Company shareholders"; but the content of the supporting statement belies that assertion and specifically describes just such a personal stake.

The Staff has consistently taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be related to a matter of general interest." See International Business Machines Corp. (Dec. 12, 2005); Exxon Mobile Corp. (Mar. 5, 2001); Station Casinos, Inc. (Oct. 15, 1997) Pyramid Technology Corporation (Nov. 4, 1994). Comcast believes that the Proposal, although drafted in a manner suggesting it advances general shareholder interest, appears to merely seek the furtherance of a personal interest. As a result, Comcast respectfully requests that the Staff concur in its view that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(4).

II. The Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Comcast's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (November 22, 1976). Additionally, when a proposal seeks a report, "the Staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release 34-20091 (August 16, 1983).

The Proposal is excludable on ordinary-business grounds because it deals with the Company's legal compliance program.

The Proposal requests a report on the policies and procedures employed by the Company "to avoid the risk and exposure of libel, slander and defamation lawsuits." On its face, the Proposal relates directly to the manner in which Comcast limits its exposure to civil lawsuits that might result from libelous, slanderous or defamatory remarks by Company employees. Such internal safeguards and efforts to limit civil liability fall squarely within the realm of those core management functions that are essential to running a company on a day-to-day basis and that cannot, as a practical matter, be subject to direct shareholder oversight.

The Staff has repeatedly recognized that oversight of a company's legal compliance program is a core function of company management, and it has consistently permitted the exclusion of shareholder proposals that relate to companies' regulatory or legal compliance programs on ordinary-business grounds. See, e.g., FedEx Corp. (Jul. 14, 2009) (concurring in the exclusion of a proposal asking the board to establish an independent committee to ensure compliance with, among other things, state law); The AES Corp. (Jan. 9, 2007) (concurring in the exclusion of a proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); Halliburton Company (Mar. 10, 2006) (concurring in the exclusion of a proposal requesting the board of directors prepare a report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); ConocoPhillips (Feb. 23, 2006) (concurring in the exclusion of a proposal seeking a board report on potential legal liabilities arising from alleged omissions from the company's prospectus in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program).

Ensuring compliance with laws—including those addressing slander, libel and defamation—is an integral part any public company's day-to-day efforts to conduct its business in the best interest of shareholders. The Company should and does develop policies, procedures and practices that are designed to fulfill its legal obligations in the ways that are best for its business. However, the development of administration of such policies in a large and multifaceted corporation is a complicated task that seeks to accommodate and respond to a wide range of business interests. As a result, it is the Company's management, not its shareholders, that is in the best position to oversee and make informed judgments about the adequacy of the Company's legal compliance policies and procedures.

The Proposal seeks to micro-manage decisions made by the Company in its management of administrative costs and expenses.

Additionally, the Proponent "believes shareholders have a right to know if the Company has a reasonable policy for the avoidance of expenses related to unnecessary lawsuits." Reducing litigation exposure while being fully compliant with applicable laws is part of every public company's efforts in managing their businesses. The Staff has previously determined that proposals focused on how a company manages administrative costs are excludable because they seek to micro-manage the Company's management of its expenses. WellPoint, Inc. (Feb. 25, 2011) (concurring in the exclusion of a proposal seeking a board report on the costs of complying with, among other things, certain laws because the proposal related to "the manner in which the company [managed] its expenses"); Allstate Corp. (Feb. 5, 2003) (concurring in the exclusion of a proposal asking the board to undertake a study of its legal expenses); Puerto Rican Cement Co., Inc. (Mar. 25, 2002) (concurring in the exclusion of a proposal asking the board to prepare a report on its legal expenses); Johnson & Johnson (Jan. 12, 2004) (concurring in the exclusion of a proposal that dealt with the company's evaluation, and response to, its expenses); Medallion Financial Corp. (May 11, 2004) (concurring in the exclusion of a proposal that involved an extraordinary transaction - and thus a significant policy issue - but also dealing with the company's management and control of expenses).

The Company's management, not its shareholders, is in the best position to determine how to allocate certain costs and expenses in light of the complex set of business considerations driving those allocations.

The Proposal relates to the ordinary business matter of evaluating risk.

The Company believes that the Proposal is also properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to the Company's general risk management matters. The Staff has consistently taken the position that proposals that interfere with a company's internal assessment of risks and liabilities can be excluded from the company's proxy materials under Rule 14a-8(i)(7). See, e.g., Pulte Homes, Inc. (Mar. 1, 2007) (concurring in the exclusion of a proposal requesting that a company assess its response to regulatory, competitive, and public pressure to increase energy efficiency); Cinergy Corp. (Feb. 5, 2003) (concurring in the exclusion of a proposal dealing with, among other things, economic risks associated with the company's actions); The Mead Corporation (Jan. 31, 2001) (concurring in the exclusion of a proposal dealing with, among other things, the company's "liability projection methodology").

The Proposal plainly relates to the Company's general risk assessment of litigation risk related to the written and spoken statements of its employees and the decisions made by the Company to best manage and limit that risk. Because the Proposal deals with the kind of internal risk assessment that the Company must make on a day-to-day basis, the Company believes it may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(7).

For all the reasons stated above, the Company respectfully requests that the Staff concur in its view that the Proposal is excludable under Rule 14a-8(i)(7).

III. The Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and, thus, inherently misleading.

Pursuant to Rule 14a-8(i)(3), the Proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) ("SLB 14B"). The Company believes that the Proposal suffers from just such a deficiency.

The Proposal requests a report from the Comcast board of directors that discloses certain Company policies and procedures relating to risk and exposure of libel, slander and defamation. However, the Proposal speaks in such general and indefinite terms that the Company believes it would be virtually impossible for the shareholders to be reasonably certain as to what the content of such a report would and should be.

For example, the Proposal requests disclosure of Company "policies regarding the training of Company employees regarding the importance of fact-checking written and spoken statements." Comcast employs over 125,000 employees in a wide range of capacities—from cable technicians to screenwriters—all of whom make countless written and spoken statements in many different contexts every year. The Company is unclear on exactly what kinds of policies covering which employees the Proposal is intended to cover, and it believes the shareholders (who are necessarily less familiar with all of the different component parts of Comcast's business) would be even less clear on exactly what the Proposal solicits.

Likewise, the Proposal requests disclosure of "the Company's policy for issuing corrective statements regarding statements by Company employees that carry a reasonable risk of being legally actionable." In addition to not specifying which Company employees the request is intended to cover, the Proposal does not in any way define what set of statements the request is intended to cover, and it does not define what is intended by the phrase "reasonable risk of being legally actionable" (i.e., what sort of legal actions the policies are intended to cover, what would be a "reasonable risk" of legal action in this context, whether there would or should be a materiality threshold for the lawsuits in question, etc.). Given the layer upon layer of indefinite language—any "statement" by any "Company employee" that presents a "reasonable risk" of being "legally actionable"—the Company believes the shareholders would not have a clear and common understanding of what the Proposal seeks.[2]

A long line of Staff no-action letters have concurred with companies' exclusion of shareholder proposals under Rule 14a-8(i)(3) because the language contained therein was impermissibly vague and indefinite. See, e.g., Wendy's International Inc. (February 24, 2006) (concurring in the exclusion of a proposal where the term "accelerating development" was found to be unclear); Int'l Business Machines Corp. (Feb. 2, 2005) (concurring in the exclusion of a proposal where the meanings of key terms where open to multiple interpretations); Bank Mutual Corporation (Jan. 11, 2005) (concurring in the exclusion of a proposal that was unclear as to the means of implementation); Peoples Energy Corporation (November 23, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was found to be unclear); Exxon Corporation (January 29, 1992) (concurring in the exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and Fuqua Industries, Inc. (March 12, 1991) (concurring in the exclusion of a proposal where the "meaning and application of terms and conditions . . . would have to be made without guidance from the proposal and would be subject to differing interpretations").

Neither the Company nor the shareholders are in any position to adequately interpret or determine, with any degree of certainty, the intent and requirements of the Proposal. General and indefinite language such as that used in the Proposal would almost certainly lead to myriad interpretations by different shareholders and, consequently, a divergence between what certain shareholders believed they were requesting and the action ultimately taken by the Company. See Fuqua Industries, Inc. (March 12, 1991) ("[T]he proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.")

As a result, Comcast respectfully requests that the Staff concur in its view that the Proposal may properly be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and subject to differing interpretations.

The deficiencies of the Proposal cannot be remedied by revision.

Although in some cases proponents may be allowed to make proposal revisions where statements within a proposal or supporting statement are found to be false or misleading, the Staff has explained in SLB 14B that it may be appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Proposal's language is vague and indefinite throughout, and, therefore, the Company does not believe that it would be appropriate to allow the Proponent to revise the Proposal, as it would require extensive revisions to bring it into compliance with the proxy rules. The Company believes that the entire Proposal should be omitted from the Company's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).[3]

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[2] Additionally, the Company is wholly unclear as to what a report describing "the means by which the Company objectively evaluates employee statements for accuracy and legal exposure" would contain.

[3] Furthermore, the Company believes the Proposal's supporting statement contains two statements that are false and impugning to the character and reputation of Company employees and management: the statement that Ms. Maddow's accusation of the Proponent's employer was false and the statement that Mr. Griffin's claim that MSNBC had reported that the Proponent's employer denied wrongdoing was false. Should the Staff disagree with the Company that Proposal is excludable for the reasons discussed above, the Company respectfully requests that the Proponent be instructed, or the Company be permitted, to delete these two

Conclusion

Comcast believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposal seeks to redress a personal grievance and advance a personal interest. Comcast also believes that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(7) because issues relating to decisions regarding how the Company deals with legal liability, assesses risk, and manages administrative costs and expenses are within the scope of Comcast's ordinary business operations. Finally, the Proposal may also be properly excluded pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and thus inherently misleading.

Comcast respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action.

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misrepresentations from the Proposal's supporting statement. See Note (b) to Exchange Act Rule 14a-9 (stating that material "which directly or indirectly impugns character, integrity or personal reputation" may be misleading under Exchange Act Rule 14a-9); The Boeing Company (February 26, 2003) (permitting the deletion of inflammatory content); Maytag Corporation (March 14, 2002) (permitting deletion of certain statements that malign management); Raytheon Company (March 13, 2002) (same).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

Enclosures

cc: Amy Ridenour

Arthur R. Block
Comcast Corporation

EXHIBIT A

FISMA & OMB Memorandum M-07-16

December 19, 2012

Mr. Arthur R. Block
Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Via FedEx

Dear Mr. Block:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Comcast proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I own 160 shares of the Company's common stock and have held a minimum of 150 shares continuously for more than a year prior to the date of this submission. I intend to hold these shares through the date of the Company's next annual meeting of shareholders and beyond. Proof of ownership is forthcoming.

If you have any questions or wish to discuss the Proposal, please contact me at ***FISMA & OMB Memorandum M-07-16*** Copies of correspondence or a request for a "no-action" letter should be forwarded to Mrs. Amy Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

Attachments: Shareholder Proposal – Legal Liability Risk Report

Legal Liability Risk Report

RESOLVED: Shareholders request the Board of Directors prepare a report describing the policies and procedures that the Company uses to avoid the risk and exposure of libel, slander and defamation lawsuits. The report, prepared at a reasonable cost and omitting proprietary information, should be published by December 2013. The report should:

1. **Disclose the policies and procedures by which the Company minimizes the risk of libel, slander and defamation lawsuits and its policies regarding the training of Company employees regarding the importance of fact-checking written and spoken statements;**

2. **Disclose the Company's policy for issuing corrective statements regarding statements by Company employees that carry a reasonable risk of being legally actionable;**

3. **Describe the means by which the Company objectively evaluates employee statements for accuracy and legal exposure.**

Supporting Statement

The proponent, a Comcast shareholder for many years, became concerned about the Company's exposure to libel and related lawsuits unexpectedly when, on April 23, 2012, a Company employee, Rachel Maddow, accused the proponent's employer of funneling cash and perks to Members of Congress for the purpose of influencing legislation (*e.g.*, bribery, a felony). This accusation was false and, in the opinion of the proponent, defamatory.

The proponent's employer formally asked Company CEO Brian Roberts for a correction at the Company shareholder meeting on May 31. Mr. Roberts promised to look into the matter and respond. On July 30, the proponent's employer sent a certified letter to CEO Roberts noting that no response had been received. On August 6, Rachel Maddow referred to the proponent's employer's employees as "sleaze balls," "cretins" and "rats" on MSNBC. On September 4, MSNBC President Phil Griffin sent a letter to the proponent's employer declining to issue a correction and falsely claiming that MSNBC had reported that the proponent's employer "had denied any inappropriate role."

Proponent was amazed at the Company's responses.

News accounts made clear that the proponent's experience is not unique. The Company seemingly issues corrections and apologies on an *ad hoc* basis, apparently with no objective standard or consistent policy.

For instance, in October 2012, Chris Matthews of MSNBC called business executives and philanthropists David and Charles Koch "pigs" on the air. According to media reports, MSNBC President Phil Griffin apologized, but it was made clear that Chris Matthews would not. This is not a consistent policy.

The proponent believes the absence of a consistent policy promoting accuracy and providing for a consistent, objective standard for issuing corrections makes the Company more vulnerable to the expense of defending and/or settling defamation claims.

The proponent believes shareholders have a right to know if the Company has a reasonable policy for the avoidance of expenses related to unnecessary lawsuits.

The proponent has no personal stake in the adoption of this proposal beyond that shared in common with all Company shareholders. Neither the proponent nor her employer is engaged in litigation with the Company.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 15, 2013

Re: ***Shareholder Proposal Submitted by Amy Ridenour***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (collectively, the "**2013 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Amy Ridenour (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2013 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponents to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents informing them of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 5, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which as submitted by the Proponent is attached hereto as Exhibit A, requests that:

> the Board of Directors prepare a report describing the policies and procedures that the Company uses to avoid the risk and exposure of libel, slander and defamation lawsuits. The report, prepared at a reasonable cost and omitting proprietary information, should be published by December 2013.

The Company believes the Proposal is excludable from the 2013 Proxy Materials on various grounds. First of all, the Company believes the Proposal relates to a personal grievance against the Company and, consequently, may be excluded pursuant to Rule 14a-8(i)(4). Alternatively, the Company believes the Proposal relates to the Company's ordinary business operations and may be excluded pursuant to Rule 14a-8(i)(7). Finally, the Company believes that the Proposal is vague and indefinite and, therefore, inherently misleading and may be excluded pursuant to Rule 14a-8(i)(3).

Comcast respectfully requests that the Staff concur with its view that the Proposal may be properly excluded from the 2013 Proxy Materials.

Grounds for Omission

I. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal is related to a personal grievance against the Company.

Rule 14a-8(i)(4) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the Proponent, or to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that this provision is intended to prevent abuse of the shareholder proposal process by excluding proposals seeking personal interests that are not necessarily in the common interest of the shareholders in general. See Exchange Act Release No. 34-20091 (Aug. 16, 1983). In the same release, the Commission also noted that a proposal may be excluded even if drafted in a manner that might relate to matters of general interest to all shareholders, if the facts demonstrate that the proponent is using the proposal to further a personal interest. Finally, the Commission has previously explained that the time and cost involved in dealing with proposals seeking to achieve a personal interest "do a disservice to the issuer and its security issuers at large." See Exchange Act Release 34-19135 (Oct. 14, 1982).

Comcast believes the Proposal's supporting statement plainly reflects that the Proponent is aggrieved regarding certain comments made by one of the Company's television personalities about the Proponent's employer. The Proponent is the president of the National Center for Public Policy Research (the "**NCPPR**"), a self-described conservative think tank and policy institute. The Proposal stems from comments made by MSNBC host Rachel Maddow about the NCPPR in a broadcast on April 24, 2012. Maddow claimed the NCPPR had repeatedly "funnel[ed] cash and perks ... to Members of Congress" for the purpose of affecting legislation. At the Company's 2012 annual meeting, an attorney for the NCPPR "demanded an on-air correction and apology for defamatory claims by MSNBC's Rachel Maddow."[1] After failing to receive an apology, the Proponent now wishes to address her grievance, at the expense of the

[1] http://newsbusters.org/category/people/amy-ridenour

Company and its shareholders, through the shareholder proposal process. The Proponent claims that she "has no personal stake in the adoption of the [P]roposal beyond that shared in common with all Company shareholders"; but the content of the supporting statement belies that assertion and specifically describes just such a personal stake.

The Staff has consistently taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be related to a matter of general interest." See International Business Machines Corp. (Dec. 12, 2005); Exxon Mobile Corp. (Mar. 5, 2001); Station Casinos, Inc. (Oct. 15, 1997) Pyramid Technology Corporation (Nov. 4, 1994). Comcast believes that the Proposal, although drafted in a manner suggesting it advances general shareholder interest, appears to merely seek the furtherance of a personal interest. As a result, Comcast respectfully requests that the Staff concur in its view that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(4).

II. The Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Comcast's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (November 22, 1976). Additionally, when a proposal seeks a report, "the Staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release 34-20091 (August 16, 1983).

The Proposal is excludable on ordinary-business grounds because it deals with the Company's legal compliance program.

The Proposal requests a report on the policies and procedures employed by the Company "to avoid the risk and exposure of libel, slander and defamation lawsuits." On its face, the Proposal relates directly to the manner in which Comcast limits its exposure to civil lawsuits that might result from libelous, slanderous or defamatory remarks by Company employees. Such internal safeguards and efforts to limit civil liability fall squarely within the realm of those core management functions that are essential to running a company on a day-to-day basis and that cannot, as a practical matter, be subject to direct shareholder oversight.

The Staff has repeatedly recognized that oversight of a company's legal compliance program is a core function of company management, and it has consistently permitted the exclusion of shareholder proposals that relate to companies' regulatory or legal compliance programs on ordinary-business grounds. See, e.g., FedEx Corp. (Jul. 14, 2009) (concurring in the exclusion of a proposal asking the board to establish an independent committee to ensure compliance with, among other things, state law); The AES Corp. (Jan. 9, 2007) (concurring in the exclusion of a proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); Halliburton Company (Mar. 10, 2006) (concurring in the exclusion of a proposal requesting the board of directors prepare a report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); ConocoPhillips (Feb. 23, 2006) (concurring in the exclusion of a proposal seeking a board report on potential legal liabilities arising from alleged omissions from the company's prospectus in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program).

Ensuring compliance with laws—including those addressing slander, libel and defamation—is an integral part any public company's day-to-day efforts to conduct its business in the best interest of shareholders. The Company should and does develop policies, procedures and practices that are designed to fulfill its legal obligations in the ways that are best for its business. However, the development of administration of such policies in a large and multifaceted corporation is a complicated task that seeks to accommodate and respond to a wide range of business interests. As a result, it is the Company's management, not its shareholders, that is in the best position to oversee and make informed judgments about the adequacy of the Company's legal compliance policies and procedures.

The Proposal seeks to micro-manage decisions made by the Company in its management of administrative costs and expenses.

Additionally, the Proponent "believes shareholders have a right to know if the Company has a reasonable policy for the avoidance of expenses related to unnecessary lawsuits." Reducing litigation exposure while being fully compliant with applicable laws is part of every public company's efforts in managing their businesses. The Staff has previously determined that proposals focused on how a company manages administrative costs are excludable because they seek to micro-manage the Company's management of its expenses. WellPoint, Inc. (Feb. 25, 2011) (concurring in the exclusion of a proposal seeking a board report on the costs of complying with, among other things, certain laws because the proposal related to "the manner in which the company [managed] its expenses"); Allstate Corp. (Feb. 5, 2003) (concurring in the exclusion of a proposal asking the board to undertake a study of its legal expenses); Puerto Rican Cement Co., Inc. (Mar. 25, 2002) (concurring in the exclusion of a proposal asking the board to prepare a report on its legal expenses); Johnson & Johnson (Jan. 12, 2004) (concurring in the exclusion of a proposal that dealt with the company's evaluation, and response to, its expenses); Medallion Financial Corp. (May 11, 2004) (concurring in the exclusion of a proposal that involved an extraordinary transaction - and thus a significant policy issue - but also dealing with the company's management and control of expenses).

The Company's management, not its shareholders, is in the best position to determine how to allocate certain costs and expenses in light of the complex set of business considerations driving those allocations.

The Proposal relates to the ordinary business matter of evaluating risk.

The Company believes that the Proposal is also properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to the Company's general risk management matters. The Staff has consistently taken the position that proposals that interfere with a company's internal assessment of risks and liabilities can be excluded from the company's proxy materials under Rule 14a-8(i)(7). See, e.g., Pulte Homes, Inc. (Mar. 1, 2007) (concurring in the exclusion of a proposal requesting that a company assess its response to regulatory, competitive, and public pressure to increase energy efficiency); Cinergy Corp. (Feb. 5, 2003) (concurring in the exclusion of a proposal dealing with, among other things, economic risks associated with the company's actions); The Mead Corporation (Jan. 31, 2001) (concurring in the exclusion of a proposal dealing with, among other things, the company's "liability projection methodology").

The Proposal plainly relates to the Company's general risk assessment of litigation risk related to the written and spoken statements of its employees and the decisions made by the Company to best manage and limit that risk. Because the Proposal deals with the kind of internal risk assessment that the Company must make on a day-to-day basis, the Company believes it may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(7).

For all the reasons stated above, the Company respectfully requests that the Staff concur in its view that the Proposal is excludable under Rule 14a-8(i)(7).

III. The Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and, thus, inherently misleading.

Pursuant to Rule 14a-8(i)(3), the Proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) ("**SLB 14B**"). The Company believes that the Proposal suffers from just such a deficiency.

The Proposal requests a report from the Comcast board of directors that discloses certain Company policies and procedures relating to risk and exposure of libel, slander and defamation. However, the Proposal speaks in such general and indefinite terms that the Company believes it would be virtually impossible for the shareholders to be reasonably certain as to what the content of such a report would and should be.

For example, the Proposal requests disclosure of Company "policies regarding the training of Company employees regarding the importance of fact-checking written and spoken statements." Comcast employs over 125,000 employees in a wide range of capacities—from cable technicians to screenwriters—all of whom make countless written and spoken statements in many different contexts every year. The Company is unclear on exactly what kinds of policies covering which employees the Proposal is intended to cover, and it believes the shareholders (who are necessarily less familiar with all of the different component parts of Comcast's business) would be even less clear on exactly what the Proposal solicits.

Likewise, the Proposal requests disclosure of "the Company's policy for issuing corrective statements regarding statements by Company employees that carry a reasonable risk of being legally actionable." In addition to not specifying which Company employees the request is intended to cover, the Proposal does not in any way define what set of statements the request is intended to cover, and it does not define what is intended by the phrase "reasonable risk of being legally actionable" (i.e., what sort of legal actions the policies are intended to cover, what would be a "reasonable risk" of legal action in this context, whether there would or should be a materiality threshold for the lawsuits in question, etc.). Given the layer upon layer of indefinite language—any "statement" by any "Company employee" that presents a "reasonable risk" of being "legally actionable"—the Company believes the shareholders would not have a clear and common understanding of what the Proposal seeks.[2]

A long line of Staff no-action letters have concurred with companies' exclusion of shareholder proposals under Rule 14a-8(i)(3) because the language contained therein was impermissibly vague and indefinite. See, e.g., Wendy's International Inc. (February 24, 2006) (concurring in the exclusion of a proposal where the term "accelerating development" was found to be unclear); Int'l Business Machines Corp. (Feb. 2, 2005) (concurring in the exclusion of a proposal where the meanings of key terms where open to multiple interpretations); Bank Mutual Corporation (Jan. 11, 2005) (concurring in the exclusion of a proposal that was unclear as to the means of implementation); Peoples Energy Corporation (November 23, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was found to be unclear); Exxon Corporation (January 29, 1992) (concurring in the exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and Fuqua Industries. Inc. (March 12, 1991) (concurring in the exclusion of a proposal where the "meaning and application of terms and conditions . . . would have to be made without guidance from the proposal and would be subject to differing interpretations").

Neither the Company nor the shareholders are in any position to adequately interpret or determine, with any degree of certainty, the intent and requirements of the Proposal. General and indefinite language such as that used in the Proposal would almost certainly lead to myriad interpretations by different shareholders and, consequently, a divergence between what certain shareholders believed they were requesting and the action ultimately taken by the Company. See Fuqua Industries. Inc. (March 12, 1991) ("[T]he proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.")

As a result, Comcast respectfully requests that the Staff concur in its view that the Proposal may properly be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and subject to differing interpretations.

The deficiencies of the Proposal cannot be remedied by revision.

Although in some cases proponents may be allowed to make proposal revisions where statements within a proposal or supporting statement are found to be false or misleading, the Staff has explained in SLB 14B that it may be appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Proposal's language is vague and indefinite throughout, and, therefore, the Company does not believe that it would be appropriate to allow the Proponent to revise the Proposal, as it would require extensive revisions to bring it into compliance with the proxy rules. The Company believes that the entire Proposal should be omitted from the Company's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).[3]

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[2] Additionally, the Company is wholly unclear as to what a report describing "the means by which the Company objectively evaluates employee statements for accuracy and legal exposure" would contain.

[3] Furthermore, the Company believes the Proposal's supporting statement contains two statements that are false and impugning to the character and reputation of Company employees and management: the statement that Ms. Maddow's accusation of the Proponent's employer was false and the statement that Mr. Griffin's claim that MSNBC had reported that the Proponent's employer denied wrongdoing was false. Should the Staff disagree with the Company that Proposal is excludable for the reasons discussed above, the Company respectfully requests that the Proponent be instructed, or the Company be permitted, to delete these two

Conclusion

Comcast believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposal seeks to redress a personal grievance and advance a personal interest. Comcast also believes that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(7) because issues relating to decisions regarding how the Company deals with legal liability, assesses risk, and manages administrative costs and expenses are within the scope of Comcast's ordinary business operations. Finally, the Proposal may also be properly excluded pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and thus inherently misleading.

Comcast respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action.

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misrepresentations from the Proposal's supporting statement. See Note (b) to Exchange Act Rule 14a-9 (stating that material "which directly or indirectly impugns character, integrity or personal reputation" may be misleading under Exchange Act Rule 14a-9); The Boeing Company (February 26, 2003) (permitting the deletion of inflammatory content); Maytag Corporation (March 14, 2002) (permitting deletion of certain statements that malign management); Raytheon Company (March 13, 2002) (same).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

Enclosures

cc: Amy Ridenour

Arthur R. Block
Comcast Corporation

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

December 19, 2012

Mr. Arthur R. Block
Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Via FedEx

Dear Mr. Block:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Comcast proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I own 160 shares of the Company's common stock and have held a minimum of 150 shares continuously for more than a year prior to the date of this submission. I intend to hold these shares through the date of the Company's next annual meeting of shareholders and beyond. Proof of ownership is forthcoming.

If you have any questions or wish to discuss the Proposal, please contact me at *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** Copies of correspondence or a request for a "no-action" letter should be forwarded to Mrs. Amy Ridenour, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Amy Ridenour

Amy Ridenour

Attachments: Shareholder Proposal – Legal Liability Risk Report

Legal Liability Risk Report

RESOLVED: Shareholders request the Board of Directors prepare a report describing the policies and procedures that the Company uses to avoid the risk and exposure of libel, slander and defamation lawsuits. The report, prepared at a reasonable cost and omitting proprietary information, should be published by December 2013. The report should:

1. Disclose the policies and procedures by which the Company minimizes the risk of libel, slander and defamation lawsuits and its policies regarding the training of Company employees regarding the importance of fact-checking written and spoken statements;

2. Disclose the Company's policy for issuing corrective statements regarding statements by Company employees that carry a reasonable risk of being legally actionable;

3. Describe the means by which the Company objectively evaluates employee statements for accuracy and legal exposure.

Supporting Statement

The proponent, a Comcast shareholder for many years, became concerned about the Company's exposure to libel and related lawsuits unexpectedly when, on April 23, 2012, a Company employee, Rachel Maddow, accused the proponent's employer of funneling cash and perks to Members of Congress for the purpose of influencing legislation (*e.g.*, bribery, a felony). This accusation was false and, in the opinion of the proponent, defamatory.

The proponent's employer formally asked Company CEO Brian Roberts for a correction at the Company shareholder meeting on May 31. Mr. Roberts promised to look into the matter and respond. On July 30, the proponent's employer sent a certified letter to CEO Roberts noting that no response had been received. On August 6, Rachel Maddow referred to the proponent's employer's employees as "sleaze balls," "cretins" and "rats" on MSNBC. On September 4, MSNBC President Phil Griffin sent a letter to the proponent's employer declining to issue a correction and falsely claiming that MSNBC had reported that the proponent's employer "had denied any inappropriate role."

Proponent was amazed at the Company's responses.

News accounts made clear that the proponent's experience is not unique. The Company seemingly issues corrections and apologies on an *ad hoc* basis, apparently with no objective standard or consistent policy.

For instance, in October 2012, Chris Matthews of MSNBC called business executives and philanthropists David and Charles Koch "pigs" on the air. According to media reports, MSNBC President Phil Griffin apologized, but it was made clear that Chris Matthews would not. This is not a consistent policy.

The proponent believes the absence of a consistent policy promoting accuracy and providing for a consistent, objective standard for issuing corrections makes the Company more vulnerable to the expense of defending and/or settling defamation claims.

The proponent believes shareholders have a right to know if the Company has a reasonable policy for the avoidance of expenses related to unnecessary lawsuits.

The proponent has no personal stake in the adoption of this proposal beyond that shared in common with all Company shareholders. Neither the proponent nor her employer is engaged in litigation with the Company.